

February 19, 2013

Via E-mail
Mr. H. John Mye III
Vice President, Chief Financial Officer and Treasurer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY  14086

   **RE:**  **Ecology and Environment, Inc.**
       **Form 10-K for the Year ended July 31, 2012**
       **Filed November 14, 2012**
       **Form 10-Q for the Quarter ended October 31, 2012**
       **Filed December 19, 2012**
       **File No. 1-9065**

Dear Mr. Mye:

  We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2012

Item 1 - Business, page 4

1.  In future filings, please detail the costs and effects of compliance with environmental laws on your company.  See Item 101(h)(4)(xi) of Regulation S-K.

Corporate Governance/Security Exchange Rules, page 10

2.  In future filings, rather than indicating that the company believes a management group holds more than 50% of the voting power, please state clearly whether such a group does or does not in fact exist, particularly in light of the company's certification to NASDAQ that such a group is extant.

Risk Factors, page 11

The Company must be able to accurately estimate and control contract costs to prevent losses on contracts, page 12

3. Given the differing risks involved under each of the three basic types of contracts you have with your clients, in future filings please disclose here and in Management's Discussion and Analysis the amount of revenues earned under each type of contract for each period presented.

Item 5 - Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

4. Please note that per both Item 5(c) of Form 10-K and Item 703(a) of Regulation S-K, disclosures of repurchases of stock must be disclosed on a month-by-month basis. Please format your tables accordingly in future filings.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

5. Please consider revising this section in future filings to make it more accessible to your readers. In particular, your discussion of the results of operations may be strongly improved through the use of charts presenting clearly the financial statistics you discuss in your narrative as well as a more fulsome narrative discussion of the reasons for changes in your results of operations from period to period. Similarly, an introductory section to MD&A may help to give the following information greater impact through the introduction of valuable context. Please see Section III.A of SEC Release 33-8350.

6. Your MD&A contains extensive discussion of past performance with minimal corresponding disclosure on prospective developments and strategies. There are many portions of MD&A where you indicate plans for the further development of your business, but you do not elaborate. For example, under the subheading "Changes in Corporate Entities" an apparent trend towards increasing your holdings in your subsidiaries was demonstrated and repeated in your recently filed Form 10-Q. Yet, you provide no indication of management's intent to continue these capital purchases. Please refer to Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K when preparing your future filings.

Liquidity and Capital Resources, page 17

7. Given your significant foreign operations, please enhance your liquidity disclosure in future filings to address the following:
   • Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of July 31, 2012; and

- Discuss the fact that if the foreign cash and cash equivalents and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Please show us supplementally what the revised disclosures will look like.

8. We note your $12.3 million of borrowings against your line of credit during fiscal year 2012 and the additional increase in borrowings to $14.5 million as of October 31, 2012. In light of your 8% decrease in revenues from 2011 to 2012 and the resulting very significant (66%) decrease in income before taxes and your continued negative trends into the first quarter of fiscal year 2013, in future filings please significantly expand your Management's Discussion and Analysis to address management's plans with regard to these negative operating trends.

Item 8 – Financial Statements and Supplementary Data, page 22

General

9. Please disclose in future filings the accumulated balances for each component of accumulated other comprehensive income. See FASB ASC 220-10-45-14.

Consolidated Statements of Cash Flows, page 26

10. With reference to ASC 230-10-50-3 through 230-10-50-6, please address the appropriateness of presenting changes in accounts payable due to purchase of equipment within your cash flows provided by (used in) investing activities rather than as a noncash investing activity. Also, please reconcile the increase (decrease) in accounts payable and the change in accounts payable due to purchase of equipment to the change in the accounts payable balance sheet account for each period presented.

Note 8 – Income Taxes, page 34

11. It appears that you generate a significant amount of income from continuing operations before income taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Item 10 - Directors and Executive Officers of the Registrant, page 46

12. Please furnish the information required by Item 401(e)(1) of Regulation S-K in your future filings. Your attention is directed to your discussion of Mr. Mye, in which you do not

discuss what Mr. Mye's occupation or employer was before being appointed to his current positions with your company, as well as of Mr. Gross, in which neither his current position with the state of New York, nor the tenure of his employment with the state, is specified.

13. With regard to your statement in the middle of page 47 that "Mr. Butler is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act Regulations," please note that per Item 407(d)(5)(i)(B) of Regulation S-K, the relevant standard for whether the audit committee financial expert is independent is determined under the applicable listing standards. Moreover, there are no subparts to Item 7(d) of Schedule 14A. Please supplementally disclose whether Mr. Butler is independent under the NASDAQ listing standards. In addition, as you do not indicate that Mr. Butler has served as a principal financial or accounting officer, controller, public accountant or auditor, or supervised the same, in future filings please provide the information required by Instruction 2 to Item 407(d)(5) of Regulation S-K.

14. You state that Mr. Butler is independent, but do not make this assertion for any other directors. Please note that Item 407(a) of Regulation S-K, applicable to Item 13 of Form 10-K, requires that you identify each director that is independent. Please confirm that you have complied with Item 407(a) of Regulation S-K, and he is the only independent director, to the exclusion of Mr. Cellino and Mr. Gross.

Item 11 - Executive Compensation, page 48

15. In future filings, please present your summary compensation table in the format mandated by Item 402(n)(2) of Regulation S-K. Please also refer to our letter to you dated February 4, 2010, drawing your attention to issues in the form of the summary compensation table included in your Form 10-K for fiscal year 2009, and to your representation to us on February 18, 2010, that you would ensure that your summary compensation table conforms in form and content to the requirements of Item 402(n) of Regulation S-K.

16. Please note that Item 402(o) of Regulation S-K requires that you provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. We note that you provide a single sentence. There is no discussion of the terms of the named executive officers' employment agreements. In addition, you state that the company's compensation is designed to ensure compensation "in a manner that is consistent with… competitively based annual and long term performance goals." However, there is no discussion of what benchmarks or peer groups are taken into consideration when such "competitive" goals are formed, nor of what the performance goals consist of or whether such goals were met. Please provide the information required by Item 402(o) in future filings.

17. Please disclose why Gerhard J. Neumaier is included in the summary compensation table and why he is being paid a corporate salary, as your disclosure does not indicate that he is an employee or a senior officer of the company.

18. In future filings please include the information required by Item 402(q) of Regulation S-K.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

19. Please note that Item 403(a) of Regulation S-K requires that you furnish the information under this heading as of the most recent practicable date.  In this filing, you disclose information current as of September 30, 2012, yet the document was filed on November 14, 2012.  In future filings please provide the information required by Item 12 of Form 10-K as of an appropriately timely date.

Item 13 - Certain Relationships and Related Transactions, page 51

20. Please refer to the comment above regarding Item 13 of Form 10-K, and the Item 407(a) of Regulation S-K requirement to list all independent directors.

Exhibit 31 - Certifications

21. Your certifications included in the Forms 10-K and 10-K/A omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications.  Please file an amendment to your Form 10-K/A to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b).  Please note that the Form 10-K/A, at a minimum, should include full Item 9A disclosure as well as the financial statements.  Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated.  Refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters.  Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief